AMENDMENT NO. 1
TO
THE AMENDED AND RESTATED BYLAWS
OF
GREENIDGE GENERATION HOLDINGS INC.

(Adopted by the Board of Directors on July 13, 2026)

This Amendment No. 1 to the Amended and Restated Bylaws (the “Bylaws”) of Greenidge Generation Holdings Inc., a Delaware corporation (the “Corporation”), hereby amends the Bylaws in the following respects:

1.	Effective upon the effectiveness of the Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware changing the Corporation’s name from Greenidge Generation Holdings Inc. to Vulcan Infrastructure and Power Inc., each reference in the Bylaws to “Greenidge Generation Holdings Inc.” is hereby deleted and replaced with “Vulcan Infrastructure and Power Inc.”

2.	Except as specifically amended above, the Bylaws shall remain in full force and effect.